Exhibit 99.4

GoldMining Inc.

Whistler Project Resource Estimate

CONSENT OF QUALIFIED PERSON

I, Kirstin Girdner, P.E., consent to the public filing of the technical report titled “NI 43-101 Mineral Resource Estimate for the Whistler Project” with an effective date of June 11, 2021, issued by GoldMining Inc.

I consent to any extracts from, or a summary of, the Technical Report, and any News Releases relating to the report.

I certify that I have read the News Release dated June 21, 2021, and the report being filed by the issuer GoldMining Inc. and that they fairly and accurately represent the information in the sections of the technical report for which I am responsible.

Dated: 29 October 2021

“Signed and Sealed”

Kirstin Girdner, M.S., P.E.